Post-Effective Amendment No. 19 to
                                                           SEC File No. 70-8593




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                                APPLICATION UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                              100 Interpace Parkway
                          Parsippany, New Jersey 07054

                        GPU INTERNATIONAL, INC. ("GPUI")
                        EI SERVICES, INC. ("EI Services")
                One Upper Pond Road, Parsippany, New Jersey 07054

                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                   P.O. Box 16001, Reading, Pennsylvania 19640

                           GPU SERVICE, INC. ("GPUS")
               100 Interpace Parkway, Parsippany, New Jersey 07054
               ---------------------------------------------------
                    (Names of companies filing this statement
                       and addresses of principal offices)


                                    GPU, INC.
                                    ---------
        (Name of top registered holding company parent of the applicants)

          M.A. Nalewako, Secretary           Douglas E. Davidson, Esq.
          M.J. Connolly, Esq.                Berlack,  Israels  &  Liberman LLP
          GPU Service, Inc.                  120 West 45th Street
          100 Interpace Parkway              New York, New York  10036
          Parsippany, New Jersey 07054

          W. Thomson, Secretary
          GPU International, Inc.
          One Upper Pond Road
          Parsippany, New Jersey 07054

         --------------------------------------------------------------
                   (Names and addresses of agents for service)

                    GPU, GPUI, EI Services, JCP&L, Met-Ed, Penelec and GPUS hereby post-effectively amend their Application on Form U-1, docketed in SEC File No. 70-8593, as heretofore amended, as follows:

               1. By amending paragraph I of Post-Effective Amendment No. 10, as heretofore amended, to include the following additional information at the end thereof:

          PowerNet
          --------

               On October 12, 1997, GPU announced that it was the winning bidder for the purchase of the assets of PowerNet Victoria ("PowerNet") from the Government of the State of Victoria, Australia, for an aggregate purchase price of A$2,555 million (US$1,880 million). PowerNet owns and maintains the existing high voltage electricity grid in Victoria, serving an area of approximately 227,600 square kilometers and a population of approximately 4.5 million. A copy of GPU's related press release is filed as an exhibit hereto.

               GPU anticipates that the transaction will close on or about November 6, 1997. The purchase price will be paid with a combination of recourse debt, non-recourse debt and a GPU cash capital contribution, as follows ($-millions):

               Recourse Debt (Equity Facility):   US$450
               Non-Recourse Debt                  US$1,380
               Capital Contribution:              US$50

               The non-recourse Senior Debt Credit Facility is provided by an Australian banking syndicate in an amount of up to approximately US$1.4 billion (A$1.945 billion). This loan will be made to Austran Holdings, Inc. ("Austran"), a newly formed, indirect subsidiary of GPU Electric (which in turn is a wholly-owned subsidiary of GPU). Austran is the parent of Australian Transmission Corporation Pty. Ltd., which has been formed to acquire the assets of PowerNet. This loan is non-recourse to GPU.

               The equity bridge facility ("Equity Facility") permits borrowings of up to a maximum of US$450 million. GPU has agreed to guaranty borrowings under this facility in an initial amount of US$50 million and has further agreed to guaranty additional amounts up to 90% of GPU s remaining aggregate investment authority under Rule 53, as the Commission may authorize from time to time in this Docket. This loan will be made to GPU Australia Holdings, Inc., a newly formed wholly owned subsidiary of GPU Electric, and the parent of Austran. It is currently expected that the entire amount of the Equity Facility will be borrowed at closing. The loan must be reduced to a maximum of US$250 million within six months of closing. If the Commission grants GPU's pending request in this Docket, the GPU guaranty will convert to a full guaranty of all borrowings outstanding under the Equity Facility and the loan term will be extended from 2.5 to 5 years.

               GPU  intends  to  finance   its  $50  million  cash  capital
          contribution with short term debt from existing credit lines.

              As reported in Post-Effective Amendment No. 15, GPU's aggregate investment in EWGs and FUCO's as of June 30, 1997 was US$ 954 million, and its average consolidated retained earnings, determined in accordance with Rule 53(a), was approximately $2,142 million. At the closing of the acquisition of PowerNet, GPU's aggregate investment will be increased by $100 million (consisting of the $50 million cash capital contribution and the $50 million guaranty of the Equity Facility), to US$1,054 million, or 49.2 percent of average consolidated retained earnings. Accordingly, pending Commission approval of GPU s application in this Docket to increase its Rule 53 authorization to 100 percent of average consolidated retained earnings, GPU s aggregate investment in PowerNet will be limited to $100 million which is within its current Rule 53 limit.

               Under the Victorian Government's cross-ownership restrictions in the Electric Industry Act, the owner of a transmission license (such as PowerNet) may not own more than 20 percent of an electric distribution company or an electric generator. Accordingly, GPU will be required to sell down its 50 percent interest in Solaris Power (a distribution company which it acquired in 1995 in partnership with Australian Gas Light Company) and will have 6 months to do so under the legislation. GPU currently anticipates that it will sell its entire interest in Solaris, which had a book value of about US$125 million at June 30, 1997. The proceeds would be used to repay the approximately US$57 million of outstanding borrowings under a loan agreement (which GPU has guaranteed) ("Solaris Equity Facility") used to finance a portion of the Solaris purchase price. The balance of the expected Solaris sale proceeds (about US$68 million) together with a portion of the proceeds from GPU's sale of up to 7 million shares of additional common stock in early 1998, will be used to reduce the outstanding amount of the Equity Facility to not more than the required maximum of US$250 million by May 1998.

               While GPU ordinarily seeks to engage a local partner for its foreign investments, GPU did not consider that to be a necessary risk mitigation measure for its PowerNet acquisition. This is principally because GPU has gained considerable knowledge and experience in Australia as a result of its acquisition of a 50 percent interest in Solaris Power in 1995. As a result, over the past two years, GPU personnel have been closely involved in virtually all aspects of the electric utility business in Victoria and have become quite familiar with the local business, economic, regulatory and political environments. Indeed, GPUI maintains a permanent office and staff in Melbourne.

               Moreover, the regulatory regime and political climate in Victoria is relatively predictable and stable. Given these factors, GPU did not feel that PowerNet represented any particular foreign investment risk that should be mitigated through joint ownership with a local partner. GPU may in the future, however, decide to sell a small minority equity interest in PowerNet to a strategic investor.

               After  giving  effect  to  the   acquisition  of  PowerNet,   GPU
          anticipates that as of June 30, 1997 on a pro forma basis, its consolidated debt and equity would constitute 61 percent and 39 percent, respectively, of its total consolidated capitalization.

               2. By filing the following additional exhibits in Item 6 thereof:

                    J    - GPU News Release, dated October 12, 1997.

                    K    - GPU  Pro   Forma   Capitalizations   --   filed
                           separately pursuant to a request for confidential treatment.

                    L-1  - Standard  & Poor's Press  Release relating to
                           PowerNet

                    L-2  - Moody's Press Release relating to PowerNet

                    L-3  - Duff  &  Phelps  Press  Release  Relating  to
                           PowerNet

                    M    - Standard & Poor's  Press  Release  relating  to
                           ratings' increase

                                    SIGNATURE
                                    ---------


                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES  HAVE DULY

          CAUSED  THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDER-

          SIGNED THEREUNTO DULY AUTHORIZED.



                                        GPU, INC.
                                        JERSEY CENTRAL POWER & LIGHT COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY



                                        By:  /s/ T.G. Howson

                                             T. G. Howson
                                             Vice President and Treasurer


                                        GPU INTERNATIONAL, INC.



                                        By:  /s/  B.L. Levy

                                             B. L. Levy
                                             President


          Date: November 5, 1997